Gregg M. Larson Deputy General Counsel and Secretary	3M Legal Affairs Office of General Counsel	P.O. Box 33428 St. Paul, MN 55133-3428 USA Phone: (651) 733-2204 Fax: (651) 737-2553 Email: gmlarson@mmm.com

October 26, 2007

Ms. Hanna T. Teshome

Special Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	3M Company
Definitive 14A
Filed March 26, 2007
File No. 001-03285

Dear Ms. Teshome:

We refer to your letter dated August 29, 2007 commenting on the executive compensation disclosures contained in 3M Company’s (“3M”) definitive proxy statement filed with the Securities and Exchange Commission on March 26, 2007 (not on February 14, 2007 as indicated in your letter). For your convenience, we have repeated each of the staff’s comments below in italics and have numbered each comment and our response thereto to correspond to the numbers assigned to the comments in your letter.

In future proxy statements, we will include disclosures similar to the disclosures provided below in response to the staff’s comments.

Related Person Transaction Policy and Procedures, page 11

1.     Please provide the information required by Item 404(b) of Regulation S-K. Describe your policies and procedures for the review, approval, or ratification of any transaction required to be reported under Item 404(a), including, to the extent applicable, the material features described in Item 404(b)(1).

On page 11 of the proxy statement, we provided the following disclosure which we believe describes all of the material features of our policies and procedures for approving related person transactions as required by Reg. S-K 404(b):

Related Person Transaction Policy and Procedures

The Board of Directors has adopted a written policy requiring that the Nominating and Governance Committee shall review and approve or ratify any transaction between the Company and any related person that is required to be disclosed. For purposes of this practice the terms “transaction” and “related person” have the meaning contained in Item 404 of Regulation S-K. In the course of its review and approval or ratification of a transaction, the Committee shall consider:

1.             the nature of the related person’s interest in the transaction;

2.             the material terms of the transaction, including whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances;

3.             the significance of the transaction to the related person;

4.             the significance of the transaction to the Company;

5.             whether the transaction would impair the judgment of a director or executive officer to act in the best interest of the Company; and

6.             any other matters the Committee deems appropriate.

Any Committee member who is a related person with respect to a transaction under review may not participate in the deliberations or vote respecting such approval or ratification; provided, however, that such director may be counted in determining the presence of a quorum at a meeting of the Committee which considers the transaction.

Director Compensation and Stock Ownership Guidelines, page 16

2.             Similar to what you have provided in footnote 1 to the summary compensation table, please include a footnote describing all assumptions made in the valuation of the stock awards granted to your directors by reference to a discussion of those assumptions in the footnotes to your financial statements included in your annual report on Form 10-K. See the Instruction to Item 402(k) of Regulation S-K, indicating that the instruction to Item 402(c)(2)(v) and (vi) applies equally to Item 402(k).

We do not grant stock options and have not granted restricted stock awards to nonemployee directors. The stock granted to nonemployee directors is fully vested upon date of grant. As a result, there are no assumptions made in the valuation of the stock awards. In accordance with SFAS 123R, fair value is calculated using the closing price of 3M common stock on the date of grant. The number of shares of common stock is also fixed on the date of grant.

3.             Please disclose by footnote to the director compensation table the grant date fair value of each equity award computed in accordance with FAS 123R and the aggregate number of stock awards outstanding at fiscal year end. Please refer to the Instruction to Item 402(k)(2)(iii) and (iv) of Regulation S-K.

There are no unvested stock awards outstanding at fiscal year end as all awards are fully vested upon grant. We will add a footnote to the column entitled “Stock Awards” in the Director Compensation Table substantially as follows:

(1) This column represents the dollar amounts recognized for financial statement reporting purposes with respect to 2007 for the fair value of shares granted in 2007, in accordance with SFAS 123R. Fair value of the stock award is calculated using the closing price of 3M common stock on the date of grant.

4.     You indicate that your nonemployee directors receive an annual cash retainer of $75,000 per year and that they may defer all or part of such cash fees. Please include in the “Fees Earned or Paid in Cash” column any amount of fees forgone at the election of a director under which non-cash compensation has been received instead by the named executive officer. Please see the Instruction to Item 402(k) to Regulation S-K which indicates that the Instructions to Item 402(c)(2)(iii) and (iv) apply. Also see Question 4.03 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov.

The column entitled “Fees Earned or Paid in Cash” will include in future filings the aggregate dollar amount of all fees earned or paid in cash for services as a director, including annual retainer fees ($75,000) and committee chair fees ($15,000). There are no meeting fees.

5.     Please provide a narrative description of any material factors necessary to an understanding of the director compensation disclosed in the table. Please see Item 402(k)(3)(i) and (ii). For example, explain the various cash and stock award amounts listed in the table for each director.

We believe the following disclosure, substantially the same as the disclosure included on pages 16-17 in our 2007 proxy statement, provides a narrative description of the material terms of nonemployee director compensation in accordance with Item 402(k)(3)(i) and (ii):

The current compensation program for nonemployee directors is designed to achieve the following goals: compensation should fairly pay directors for work required for a company of 3M’s size and scope; a significant portion of the total compensation should be paid in common stock to align directors’ interests with the long-term interests of shareowners; and the structure of the compensation should be simple and transparent. Nonemployee directors’ compensation includes the following compensation elements:

Annual Board/Committee Chair Fees. Nonemployee directors received an annual cash retainer of $75,000 per year. In addition, the chair of a Board committee received an additional annual fee of $15,000. In lieu of the cash fees, a director may elect to receive common stock of the Company. There are no meeting fees.

Stock Awards. Each nonemployee director is entitled to receive an annual stock award of $95,000 in common stock of the Company.

Deferred Compensation. Each nonemployee director may voluntarily defer all or part of their annual cash fees or stock award until they cease to be members of the Board. For directors who have made an election to defer their fees payable in cash (“Deferred Cash”), the Company will credit their account with compensation due on the 45th day of each calendar quarter. Interest at the prime rate (as charged by Wells Fargo Bank on the first day of each calendar quarter) will be credited to each account from the date of deposit, at the end of each calendar quarter and immediately preceding any distribution. The Deferred Cash will be paid to nonemployee directors beginning one year after they leave the Board in one or up to ten installments pursuant to their deferral elections.

For directors who have made an election to defer their annual stock award or annual cash fees into a common stock equivalents account (“Deferred Stock”), the Company shall credit their account with 3M common stock equivalents (including fractional share equivalents) which could have been purchased on the first day of the calendar quarter using the closing price of 3M common stock on the New York Stock Exchange on the last business day immediately preceding such date. 3M common stock equivalents equal to dividends paid on 3M common stock shall be credited to such an account on each dividend payment date. The share equivalents shall be determined by using the closing price of 3M common stock on the New York Stock Exchange on the sixth business day preceding the dividend record date. The Deferred Stock is fully vested upon grant but does not have voting rights. Appropriate adjustments shall be made to the accounts for stock splits, stock dividends, merger, consolidation, payment of dividends in other than cash, and similar circumstances affecting 3M common stock. The Deferred Stock will be issued to nonemployee directors beginning one year after they leave the Board in one or up to ten installments pursuant to their deferral elections.

Expenses. Nonemployee directors are reimbursed for their expenses in connection with attending Board meetings (including expenses related to spouses when they are invited to attend Board events). Nonemployee directors may use the Company aircraft for travel to and from 3M Board meetings.

Stock Ownership Guidelines. The Board has adopted stock ownership guidelines that provide that each director should attain over three successive terms an investment position in 3M’s stock (including deferred common stock equivalents) equal to two times the annual retainer. All directors currently meet these stock ownership guidelines except for W. James Farrell who has been a director for less than one year. Information regarding accumulated stock and deferred stock units is set forth in the section entitled “Common Stock Ownership of Directors and Executive Officers.”  Currently, 85 percent of director compensation is paid in 3M stock or 3M common stock equivalents.

Matching Gift Program. The nonemployee directors are eligible to participate in the matching gift program on the same terms as 3M employees. Under this program, the 3M Foundation will match up to a total of $5,000 a year in contributions by the director to eligible institutions of higher education or public broadcasting organizations.

Process for Setting Director Compensation. The Nominating and Governance Committee periodically receives reports on the status of Board compensation in relation to other large U.S. companies and is responsible for recommending to the Board changes in compensation for nonemployee directors. In developing its recommendations, the Committee is guided by the following goals: compensation should fairly pay directors for work required in a company of 3M’s size and scope; compensation should align directors’ interests with the long-term interest of stockholders; and the structure of the compensation should be simple, transparent and easy for stockholders to understand. Periodically, the Company, through its human resources department, requests Frederic W. Cook & Co., Inc. to conduct a survey of director compensation at other large U.S. companies. Neither the Company nor the Nominating and Governance Committee has any contractual arrangement with any other compensation consultant who has a role in determining or recommending the amount or form of director compensation.

Compensation Discussion and Analysis, page 32

6.             The compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.I. of Commission Release No. 33-8732A. We note the significant disparity between your chief executive officer’s compensation as compared to the other named executive officers. Please provide a more detailed discussion of how and why your chief executive officer’s compensation differs from that of the other named executive officers.

As explained in both the CD&A (page 36) and the narrative following the Grants of Plan-Based Awards table (pages 43-45) of the 2007 proxy, the compensation paid to Mr. Buckley during 2006 was largely determined by and pursuant to the employment agreement he entered into with the Company at the time he left Brunswick Corp. and joined 3M in December 2005. This compensation included several one-time and nonrecurring items that were not paid to 3M’s other Named Executive Officers (cash bonus of $4,117,500 – pages 41 and 44; reimbursement of legal fees incurred in connection with the completion of his employment agreement, $123,422, and associated tax gross-up payment – pages 41 and 45; grant of 207,808 restricted stock units for which the Company recognized in 2006 $4,670,100 of compensation expense for financial statement reporting purposes – pages 40 and 44). Most of these one-time and non-recurring items were intended to make Mr. Buckley whole for compensation lost when he left Brunswick Corp. to join 3M. Apart from these one-time and nonrecurring items, the difference between Mr. Buckley’s 2006 compensation and the compensation paid to 3M’s other Named Executive Officers reflects the differences between the compensation paid to chief executive officers and the compensation paid to other executives performing functions similar to those performed by 3M’s other Named Executive Officers at 3M’s comparator companies (see explanation at page 33).

7.             We note that the compensation committee was assisted by Frederic W. Cook & Co., Inc. and two other compensation consulting firms in establishing compensation. Please describe in greater detail the nature and the scope of the consultants’ assignment and the material elements of the instructions and directions given to the consultants with respect to the performance of their duties under the engagement. Please refer to Item 407(e)(3)(iii) of Regulation S-K.

As requested by the Committee, George Paulin, of Frederic W. Cook & Co., Inc., provides external market survey data and independent consulting to the Compensation Committee and takes his direction from them. As stated in the proxy on page 33, Mr. Paulin participates in the meetings of the Committee, providing the Committee with significant assistance and advice in the review of the Company’s salary structure, short-term and long-term incentive compensation plans, and other related executive pay provisions. In addition, he provides expert knowledge of marketplace trends and best practices relating to competitive pay levels. Mr. Paulin and his firm provide no other services to the Company or management, except expert advisory support to the Compensation Committee on executive compensation as described above, and to the Nominating & Governance Committee on directors compensation as described earlier under the preceding question 5. The other two compensation consulting firms referred to on page 33 are Hewitt Associates LLC, and Towers Perrin, both of which provide external market survey data.

8.             You indicate that 3M’s executive officers, especially Mr. Buckley, assist the compensation committee with the process of determining the compensation of the Company’s executives. Please revise your disclosure to provide a clear picture of the role executive officers have in determining or recommending the amount or form of executive and director compensation. Please refer to Item 407(e)(3)(ii) of Regulation S-K.

3M’s Chief Executive Officer, George Buckley, assisted by 3M’s Senior Vice President, Human Resources, Angela Lalor, performs an annual performance evaluation of each of 3M’s senior executives whose compensation is determined by the Compensation Committee. The results of this annual performance evaluation  form the basis for Mr. Buckley’s recommendations to the Compensation Committee as to the annual merit cash compensation increases for such senior executives as well as the size of their annual stock option grants. The Committee discusses these recommendations with Mr. Buckley and Ms. Lalor at its meetings prior to making its decisions on the amount of these annual merit increases and stock option grants. While the Committee respects and seriously considers these recommendations, it alone makes the final decisions on the amount of the annual merit increases and stock option grants.

Short-term incentive, page 34

9.             We note that the current profit sharing plan will be replaced with an annual incentive plan that will be based on three performance metrics. Discuss the policies that you wi1l apply on a going-forward basis. See the text of Securities Act Release 33-8732A, marked by footnote 86. As such, to the extent known, please provide the disclosure required by Item 402(b) of Regulation S-K with respect to future years’ compensation policies, plans or arrangements and to the extent applicable, please also respond to the comments issued in this letter.

While the short-term incentive compensation earned during 2007 by most 3M executives will be based on the new annual incentive plan referred to on page 34 of the 2007 proxy, the short-term incentive compensation earned during 2007 by Mr. Buckley and the approximately 17 other senior executives whose compensation is determined by the Compensation Committee will be based on and earned under the Executive Annual Incentive Plan described on pages 25-27 of the proxy and approved by 3M’s stockholders at the 2007 annual meeting. This Executive Annual Incentive Plan, which is intended to comply with the requirements of section 162(m) of the Internal Revenue Code, provides performance-based compensation for which the performance goal is the Company’s earning of adjusted net income. The Plan establishes a maximum amount of annual incentive compensation that may be earned by each covered executive during a year, which is either one tenth of one percent or one quarter of one percent of the Company’s adjusted net income for such year, and then provides the Compensation Committee with the discretion to pay each covered executive less than this maximum amount based on such factors as it deems relevant. The Committee intends to consider a number of factors, including individual performance and the financial performance of the Company as compared to the three performance metrics utilized in the annual incentive plan, when deciding whether and how much less than this maximum amount will be paid to Mr. Buckley and the other senior executives participating in this Executive Annual Incentive Plan.

Long-term incentives, page 34

10.  We note from page 37 that the compensation committee intends to change the mix of long-term compensation between stock options and performance units starting in 2007. We also note your statement that the company has consistently made payments under the performance unit plan in the form of cash although the plan authorizes the payment of performance units in either cash or shares. Please revise your disclosure to describe the basis for allocating compensation to each different form of awards, and also discuss any policies you have for allocating between cash and non-cash compensation. Please refer to Item 402(b)(2)(ii) and (iii) of Regulation S-K.

3M’s goal is to align each component of long-term incentive compensation with the external market. Market survey data indicates that most of our comparator companies provide executives with a blend of long-term incentive awards, and this data provides the basis for allocating long-term incentive compensation between stock options and performance units. As indicated on page 37 of the proxy statement, in 2007 the Committee decided to change the mix so that one-half of the value of long-term incentive compensation is delivered through stock options and the other one-half is delivered through awards under the performance unit plan. As stated on page 38 of the proxy statement, the Committee also decided that beginning in 2007, future payments of performance units awarded under the Performance Unit Plan will be made in shares of 3M stock instead of cash to the extent an executive has not met the applicable stock ownership guidelines as discussed on page 38 of the proxy statement.

How 3M determines the amount for each element, page 36

11.   We note your disclosure here and on page 33 regarding the comparator companies you use to benchmark compensation. Please disclose where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

While the Committee has targets for both the short term cash compensation (at or very close to the median of the comparator group) and the long-term incentive compensation (at the average of the 50th and 75th percentiles provided by our comparator group) of the Company’s executives, it is generally satisfied when the compensation actually paid and delivered to these executives falls within a range surrounding each target. The short-term cash compensation range may extend from 75 percent to 125 percent of the median. The long-term incentive compensation can range from 50 percent to 150 percent of targeted compensation, depending on an individual’s performance. Both the short-term cash compensation and the long-term incentive compensation delivered to each of the Company’s Named Executive Officers during 2006 fell within these ranges.

Short-term incentive, page 36

12.   Please revise your disclosure to provide a quantitative discussion of the terms of the necessary performance objectives to be achieved in order for your named executive officers to earn their short-term incentive payout for 2006. Please disclose the specific items of performance and how your incentive awards are specifically structured around such performance goals. Please refer to Item 402(b)(l)(v) and Item 402(b)(2)(v) of Regulation S-K.

Named Executive Officers received 100% of their target profit sharing if the economic profit for the business unit or units on which their profit sharing was based was equivalent to the economic profit attained by that business unit in the previous year. This meant that 3M’s 2006 economic profit had to equal 3M’s 2005 economic profit of $1.957 billion for those executives whose profit sharing was based solely on corporate economic profit to receive 100% of their 2006 target profit sharing.

As stated in the proxy, 3M’s 2006 economic profit was 2% higher than 2005 economic profit. This resulted in those executives with profit sharing tied solely to corporate economic profit receiving 102% of their 2006 target profit sharing. If, instead, 2006 economic profit had been lower than 2005 economic profit, these same executives would have received a percentage of target profit sharing equal to the percentage attainment of 3M’s 2006 economic profit relative to 2005 economic profit.

Long-term incentives, page 37

13.           Please describe how you determine the long-term incentive compensation for a named executive officer including the amount of the award, how you determine the allocation between the different types of awards and when the awards are granted. Please refer to Item 402(b)(l)(v) and 402(b)(2)(iv) of Regulation S-K.

To determine the amount of long-term incentive compensation for a Named Executive Officer, we compare the officer’s position against our comparator group, targeting a long-term incentive value that is the average of the 50th and 75th percentiles.

Once the target value is established, we allocate it between performance units and equity. This allocation between long-term incentive vehicles is based on a similar allocation at our comparator companies and is approved by the Compensation Committee. For 2006, the allocation was 33% performance units and 67% management stock options. The amount allocated to stock options is then adjusted up or down depending on the executive’s performance in the prior year and on an assessment of the executive’s leadership attributes. The Committee typically awards performance units in February, and grants the stock options in May of each year.

14.           Please revise your disclosure to discuss the how the long-term incentive plans are structured and implemented to reflect the named executive officer’s individual performance. While you indicate that the committee takes into account and recognizes individual performance in determining the size of annual stock option grants, it is not clear whether individual performance is considered under the performance unit plan. Please revise your discussion to clearly describe the elements of individual named executive officer’s performance and/or contribution that are taken into account in determining each long-term incentive plan. Refer to Item 402(b)(2)(vii) of Regulation S-K.

Individual performance is not a factor in determining the size of the performance unit plan award but it is a factor in determining the size of the management stock option grant. Once the target stock option value for a position is established, a formula is applied which adjusts that target value upward or downward based on the incumbent’s performance against individual goals and demonstrated leadership attributes for the most recent performance period.

15.   Please revise your disclosure regarding the performance criteria selected by the committee for performance units grants. Clarify how each performance criteria is defined and/or calculated. For example, how do you define “economic profit” of the company and how do you calculate “total shareholder return”?  In addition, please disclose the targets or performance objectives to be achieved in order for your executive officers to earn their incentive compensation. See Item 402(b)(2)(v) and Instruction 2 to Item 402(b).

Please note that “total shareholder return” is not a metric in our performance unit plan. “Economic profit” was defined in the proxy (on page 34) as net operating income of the Company minus a charge for operating capital used by the business. The other information requested by your comment was included in the proxy on pages 37-38 as follows:

Economic Profit Growth is the average annual percentage amount by which the economic profit of the Company grows over the three-year measurement period (2006 through 2008 for the performance units granted during 2006). Sales Growth is the average annual percentage amount by which the Company’s worldwide organic sales growth (sales growth adjusted for acquisitions, inflation, and currency effects) exceeds worldwide real sales growth as reflected in the Industrial Production Index, as published by the Federal Reserve, during the three-year measurement period.

The amount payable for each performance unit granted in 2006 is linked to the performance criteria of Economic Profit Growth and Sales Growth, with 60 percent of this amount determined by Economic Profit Growth and the remaining 40 percent determined by Sales Growth. The amount payable may be anywhere from $0 to $360 per unit, depending on the performance of the Company during the three-year performance period ending on December 31, 2008.

The Committee approved the following formula for determining the amount payable for these performance units:

Economic Profit Growth	Payout/Unit	Sales Growth Exceeding IPI	Payout/Unit
20% or higher	$216	5%	$144
15%	$144	3%	$96
10%	$72	1%	$48
5%	$12	0%	$8
Below 5%	$0	Below 0%	$0

The above formula is not a prediction of how 3M will perform during the years 2006 through 2008. The sole purpose of this formula, which was approved by the Committee in February 2006, is to establish a method for determining the payment of long-term incentive compensation under the Performance Unit Plan. 3M is not providing any guidance, nor updating any prior guidance, of its future performance with the disclosure of this formula, and you are cautioned not to rely on this formula as a prediction of 3M’s future performance.

16.           To the extent you believe disclosure of these targets or performance objectives, including those referenced in comment 12, are not required because it would result in competitive harm such that you may omit this information pursuant to Instruction 4 to Item 402(b) of Regulation S-K, please provide support for such belief on a supplemental basis. Please also disclose how difficult it would be for the named executive officers to meet those goals or how likely it will be for the company to achieve the undisclosed target levels. Refer also to Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov. General statements regarding the level of difficulty, or ease associated with achieving performance goals, are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for you to achieve the target levels or other factors, please provide as much detail as necessary without providing information that would result in competitive harm. Provide insight into the factors considered by the compensation committee prior to the awarding of performance-based compensation such as historical analyses prior to the granting of these awards or correlations between historical bonus practice and the incentive parameters set for the relevant fiscal period.

3M did not choose to omit information about the performance objectives or targets for its short-term and long-term incentive compensation plans as authorized by Instruction 4 to Item 402(b) of Regulation S-K. This information was included on pages 36-38 of the 2007 proxy. In addition, please see the additional information provided above in the responses to questions 12 and 15.

17.           Discuss whether discretion can be or has been exercised by the board or compensation committee either to award compensation absent attainment of the relevant performance goa1(s) or to reduce or increase the size of any award or payout. Identify any particular exercise of discretion, and state whether it applied to one or more specified named executive officers or to all compensation subject to the relevant performance goal(s). See Regulation S-K Item 402(b)(2)(vi).

The Executive Profit Sharing Plan under which short-term incentive compensation was earned during 2006 by 3M’s Named Executive Officers did not authorize 3M’s Board of Directors or its Compensation Committee to exercise discretion to award compensation without the attainment of the relevant performance goal (earning of economic profit) or to reduce or increase the size of any award or payout. The Executive Annual Incentive Plan under which these executives will earn short-term incentive compensation during 2007 does authorize the Compensation Committee to exercise discretion to reduce any individual’s actual annual incentive payment below the maximum amount otherwise payable, but does not authorize 3M’s Board of Directors or the Compensation Committee to award compensation without the attainment of the relevant performance goal (earning of adjusted net income) or to increase the size of any payout. The Performance Unit Plan under which these executives have earned and continue to earn long-term incentive compensation does not authorize 3M’s Board of Directors or its Compensation Committee to exercise discretion to award compensation without the attainment of the relevant performance goals (for the units granted in 2006, Economic Profit Growth and Sales Growth) or to reduce or increase the size of any award or payout.

Severance or change in control arrangements, page 39

18.           We note the disclosure relating to the various post-employment termination benefits starting on page 52. Please describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits under the existing plans or arrangements. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K. Also discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

The amounts and benefits generally payable to 3M’s Named Executive Officers upon a termination of employment or following a change in control of the Company under the compensation and benefit plans described on page 52 of the proxy are based on the awards granted and benefits accrued prior to the event triggering the payment. No additional amounts or benefits are earned under these plans as a result of a termination or change in control. For those individuals who have entered into employment agreements with the Company, the amounts and benefits payable upon a termination of employment or following a change in control of the Company are determined by and according to the provisions of those agreements negotiated with these individuals before joining the Company, as described on pages 53-58 of the proxy. These termination and change in control arrangements are an important part of the competitive total compensation 3M provides to its executives, and both the Company and the Compensation Committee believe they are consistent with similar arrangements in place at 3M’s comparator companies. These termination and change in control arrangements also assist in retaining those executives with the leadership abilities and skills necessary for building stockholder value during a transition period. These arrangements did not affect any decision made in 2006 with respect to any other compensation elements for the Company’s Named Executive Officers.

Potential Payments Upon Termination or Change in Control, page 52

19.           While the Commission has not mandated tabular disclosure of potential post-employment payments, we encourage you to present this information in a tabular format so that investors may assess clearly the amount of compensation to be received under the various scenarios that would lead to a named executive officer’s termination or change in control of the company. See section VI of the Securities

Act Release 33-8732A.

We do agree that the use of tables to present information regarding potential payments upon termination or change in control has become a best practice, and we do intend to utilize one or more tables in our 2008 proxy to present the information required by Item 402(j) of Regulation S-K.

Grants of Plan-Based Awards, page 42

20.           Based on your disclosure on pages 34-35, 37-38 and your summary compensation table on page 40, it does not appear that you have properly categorized in your grants of plan-based awards table the grants of options in accordance with Item 402(d) of Regulation S-K. For example, you include the option grants under the column “Estimated Future Payouts Under Equity Incentive Plan Awards” but your disclosure lacks discussion of the conditions that must be satisfied in order for such options to be paid out. Please either provide such disclosure, or to the extent no such conditions exist, revise your table to include such option grants under the column described in Item 402(d)(2)(vi).

We agree with your comment that the Grants of Plan-Based Awards table on page 42 of the proxy inadvertently included the 2006 option grants to our Named Executive Officers in the Equity Incentive Plan Awards column, since there are no conditions (other than time-based vesting) that must be satisfied in order for such options to be exercised and paid out. Set forth below is the revised table disclosing such options as All Other Option Awards, as you have suggested:

Grants of Plan-Based Awards
			Estimated Future Payouts Under Non- Equity Incentive Plan Awards (2)			All Other Stock Awards: Number of Shares of		All Other Option Awards: Number of Securities Underlying	Exercise or Base Price of Option	Closing Market Price on Date of	Grant Date Fair Value of Stock
Name	Grant Date	Units (#) (1)	Threshold ($ )	Target ($ )	Maximum ($ )	Stock or Units (#)		Obligations (3)	Awards ($ /sh)(4)	Grant ($ /sh)	and Option Awards (5)
George W. Buckley	n/a	16,667	$0	$2,000,040	$6,000,120
	05/09/06							286,807	$87.35	$87.58	$5,687,383
	03/12/06					318	(6)				$23,000
	06/12/06					288	(6)				$23,146
	09/12/06					323	(6)				$23,278
	12/12/06					297	(6)				$23,427
Patrick D. Campbell	n/a	6,200	$0	$744,000	$2,232,000
	05/09/06							73,000	$87.35	$87.58	$1,447,590
Moe S. Nozari	n/a	4,400	$0	$528,000	$1,584,000
	05/09/06							52,000	$87.35	$87.58	$1,031,160
	05/08/06							30,318	$87.75	$88.13	$410,809
	05/08/06							13,065	$87.75	$88.13	$177,031
	05/08/06							2,270	$87.75	$88.13	$30,759
	05/08/06							52,795	$87.75	$88.13	$715,372
	08/14/06					7,500	(7)				$540,000
Frederick J. Palensky	n/a	4,400	$0	$528,000	$1,584,000
	05/09/06							52,000	$87.35	$87.58	$1,031,160
	11/10/06							9,684	$79.05	$79.19	$87,834
	11/10/06							17,610	$79.05	$79.19	$159,723
Richard F. Ziegler	n/a	4,000	$0	$480,000	$1,440,000
	05/09/06							43,000	$87.35	$87.58	$852,690

Pension Benefits, page 48

21.          Please revise the narrative discussion that follows the table to discuss the valuation method and all material assumptions applied in quantifying the present value of the current accrued benefit. Please see Item 402(h)(3) and Instruction 2 to Item 402(h)(2).

As permitted by Instruction 2 to Item 402(h)(2), the narrative that precedes the Pension Benefits Table on pages 48-49 discloses the valuation method and all material assumptions applied in quantifying the present value of the Named Executive Officers’ accumulated pension benefits by referring the reader to Note 11 to the Company’s audited financial statements for the fiscal year ended December 31, 2006, which are included in the Company’s Annual Report on Form 10-K filed with the Commission on February 26, 2007.

In responding to your comments, we acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with respect to the above, please call me at 651-733-2204.

Very truly yours,

Gregg M. Larson